UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)

SCWorx Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78396V 109

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78396V 109
1.	Names of Reporting Persons Marc S. Schessel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,032,603
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,032,603
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,603
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, $.001 par value

SCWorx Corp. 590 Madison Ave. New York, NY 10022
Item 2.	Identity and Background

(a)  Through (e)

Marc S. Schessel is the record owner of the shares.

Mr. Schessel is a US citizen whose address is 4 Jacobs Lane, New Paltz, NY 12561.

Mr. Schessel is the CEO of the Issuer, in which capacity, he oversees the Issuer’s day to day business activities. The Issuer is a Delaware corporation whose address is set forth above.

Mr Schessel has not during the past 5 years been convicted in any criminal proceeding.

Mr Schessel has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he/it was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person acquired the shares in connection with the Issuer’s acquisition of the company, of which the reporting person was the majority shareholder. In connection with said acquisition, the reporting person surrendered his shares of the acquired company in exchange for shares of the Issuer reported herein.

Item 4(a)-(j)	Purpose of Transaction The reporting person acquired the securities for investment only.

As described above, the reporting person acquired the shares in connection with the Issuer’s acquisition of the target company, of which the reporting person was the majority shareholder. In connection with the Issuers acquisition of the target company, new officers and directors of the issuer were appointed by the Issuer’s board of directors as required by the operative Share Exchange Agreement, as amended. In addition, the Issuer effected a reverse stock split and name change in connection with consummation of the target company acquisition.

Item 5.	Interest in Securities of the Issuer
A	The following information is for Marc S. Schessel Amount: 1,032,603 Percentage: 15.8%

B.	Sole Voting Power: 1,032,603

Shared Voting Power: 0

Sole Dispositive Power: 1,032,603 Shared Dispositive Power: 0

C	Marc S. Schessel has not during the last sixty days acquired securities of the Issuer, other than the 1,032,603 shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Not Applicable
Item 7.

Material to Be Filed as Exhibits

Exhibit 99.1 - Share Exchange Agreement, dated August 28, 2018, as amended December 18, 2018, incorporated by reference to Exhibit 10.4 to the Issuer’s 8-K Current Report filed with he SEC December 19, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019
Date

/s/ Marc S. Schessel
Marc S. Schessel, individually